018 Putnam Global Natural Resources, 8/31/09, annual report

77D

Special shareholder meeting was held on May 28, 2009 in which the following changes were approved:

(1)

The funds first fundamental investment restriction in the section
Investment Restrictions,relating to the diversification of assets, is revised to state that the fund may not and will not:

With respect to 50% of its total assets, invest in securities of any issuer if,immediately after such investment, more than 5% of the total assets of the fund (taken at current value) would be invested in the securities of such issuer; provided that this limitation does not apply to obligations issued or guaranteed as to interest or principal by the U.S. government or its agencies or instrumentalities or to securities issued by other investment companies.

(2)

The funds sixth fundamental investment restriction in the section
Investment Restrictions, relating to the purchase and sale of commodities, is revised to state that the fund may not and will not:

Purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments. This restriction shall not prevent the fund from purchasing or selling financial instruments representing interests in commodities (or the values of which are determined by reference to commodities), but which do not involve the delivery of physical commodities to or by the fund, or from entering into foreign exchange contracts and other financial transactions.